SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)*

L-1 Identity Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
50212A 10 6
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50212A 10 6	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,813,984

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,813,984

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,813,984

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	50212A 10 6	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,813,984

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,813,984

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,813,984

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	50212A 10 6	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,936,139

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,936,139

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,936,139

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	50212A 10 6	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,936,139

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,936,139

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,936,139

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page	6	of	14	Pages
TABLE OF CONTENTS

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certification.
SIGNATURE

Page 7 of 14 Pages
          This statement on Schedule 13G (this “Statement”) amends and supplements, as Amendment No. 2, the statement on Schedule 13G filed August 15, 2008 (the “Initial 13G”), which was amended and supplemented on February 13, 2009 by Amendment No.1 to the Initial 13G (“Amendment No.1” and, together with the Initial 13G, the “Schedule 13G”) and relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of L-1 Identity Solutions, Inc. (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) to report an increase in the number of shares of Common Stock which the Reporting Persons may be deemed to beneficially own as of December 31, 2010.
Item 1(a). Name of Issuer:
L-1 Identity Solutions, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
177 Broad Street, F1. 12
Stamford, CT 06901-5002
Item 2(a). Name of Person Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. MHR Institutional Partners III LP (“Institutional Partners III”);
2. MHR Institutional Advisors III LLC (“Institutional Advisors III”);
3. MHR Fund Management LLC (“Fund Management”); and
4. Mark H. Rachesky, MD (“Dr. Rachesky”).
          This Statement relates to securities held for the account of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”) and Institutional Partners III, each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account, Capital Partners (100) and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors III and Fund Management and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III.
Item 2(b). Address of Principal Business Office or, if none, Residence:

Page 8 of 14 Pages
     The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, NY 10019.
Item 2(c). Citizenship:
     1. Institutional Partners III is a Delaware limited partnership.
     2. Institutional Advisors III is a Delaware limited liability company.
     3. Fund Management is a Delaware limited liability company.
     4. Dr. Rachesky is a United States citizen.
Item 2(d). Title of Class of Securities:
     Common Stock
Item 2(e). CUSIP Number:
     50212A 10 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
     (a) Amount beneficially owned:
     As of the date hereof:

Page 9 of 14 Pages

1.	Master Acount may be deemed to be the beneficial owner of 106,420 shares of Common Stock held for its own account.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 15,735 shares of Common Stock held for its own account.

3.	Advisors may be deemed to be the beneficial owner of 122,155 shares of Common Stock. This number consists of (A) 106,420 shares of Common Stock held for the account of Master Account and (b) 15,735 shares of Common Stock held for the account of Capital Partners (100).

4.	Institutional Partners III may be deemed to be the beneficial owner of 6,813,984 shares of Common Stock held for its own account.

5.	Institutional Advisors III may be deemed to be the beneficial owner of 6,813,984 shares of Common Stock. This number consists of 6,813,984 shares of Common Stock held for the account of Institutional Partners III.

6.	Fund Management may be deemed to be the beneficial owner of 6,936,139 shares of Common Stock. This number consists of all of the shares of Common Stock otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

7.	Dr. Rachesky may be deemed to be the beneficial owner of 6,936,139 shares of Common Stock. This number consists of all of the shares of Common Stock otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and Fund Management.
     (b) Percent of class:
The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010, which disclosed that there were 93,534,981 shares of Common Stock outstanding as of November 1, 2010.

Page 10 of 14 Pages

1.	Master Account may be deemed to be the beneficial owner of approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.02% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Institutional Partners III may be deemed to be the beneficial owner of approximately 7.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

5.	Institutional Advisors III may be deemed to be the beneficial owner of approximately 7.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

6.	Fund Management may be deemed to be the beneficial owner of approximately 7.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

7.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 7.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.
     (c) Number of shares as to which such person has:

Page 11 of 14 Pages
1.	Master Account
(i)	Sole power to vote or to direct the vote: 106,420

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 106,420

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 15,735

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 15,735

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 122,155

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 122,155

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Institutional Partners III
(i)	Sole power to vote or to direct the vote: 6,813,984

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,813,984

(iv)	Shared power to dispose or to direct the disposition of: 0

Page 12 of 14 Pages
5.	Institutional Advisors III
(i)	Sole power to vote or to direct the vote: 6,813,984

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,813,984

(iv)	Shared power to dispose or to direct the disposition of: 0
6.	Fund Management
(i)	Sole power to vote or to direct the vote: 6,936,139

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,936,139

(iv)	Shared power to dispose or to direct the disposition of: 0
7.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 6,936,139

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,936,139

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
     This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The partners of each of Master Account, Capital Partners (100) and Institutional Partners III, including Advisors and Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III in accordance with their respective ownership interests in Master Account, Capital Partners (100) and Institutional Partners III.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group.
     This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group.

Page 13 of 14 Pages
          This Item 9 is not applicable.
Item 10. Certification.
     By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 14 of 14 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
February 14, 2011.

MHR INSTITUTIONAL PARTNERS III LP
By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR INSTITUTIONAL ADVISORS III LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR FUND MANAGEMENT LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Managing Principal

MARK H. RACHESKY, M.D.
By:	/s/ Hal Goldstein, Attorney in Fact